Mail Stop 7010

							October 26, 2005

Gerald W. Williams
Chief Executive Officer
The Cavalier Group
12880 Railway Avenue, Unit 35
Richmond, British Columbia
Canada, V7E 6G4

	Re:	The Cavalier Group
      Amendment No. 2 to Registration Statement on Form SB-2
      Filed October 12, 2005
      File No. 333-127016

Dear Mr. Williams:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.
Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Summary Information about The Cavalier Group, page 6

1. You state that August 31, 2005 is the date of the most recent audited financial statements. However, the accompanying financial statements for the three months ended August 31, 2005 are unaudited.
Please revise.

Dilution of the Price You Pay for Your Shares, page 18

2. We note your response to prior comment 6. Please change the term
"eight arms length individuals" and note the relationships you mention in your response letter dated September 16, 2005.
3. You state that your net book value prior to the offering, based on the August 31, 2005 financial statements, was $20,077 or approximately
$0.0031 per common share. However, it appears that your net book value is $14,077, which represents your net assets reduced by your intangible deferred offering costs of $5,000. Accordingly, your per common share amount would also change to $0.0022. Please revise this section and the appropriate lines of the accompanying Dilution Table, and elsewhere as necessary throughout the document.

Plan of Distribution, page 20

4. We note your response to prior comment 7. We would not object if the company finds another person to conduct the offering who does qualify for the Rule 3a4-1 exemption, if Mr. Williams represents to us that he will not participate in the offering, or you can withdraw the registration statement and refile it when Mr. Williams becomes eligible to use the exemption.

August 31, 2005 Financial Statements

Note 1: Basis of Presentation, page F-15

5. You state that the condensed financial statements presented have been prepared by you in accordance with the accounting policies in your audited financial statements for the period ended May 31, 2005 as filed in your Form 10-KSB. However, we note no such Form 10-KSB has been filed. Revise your document accordingly.

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

?	should the Commission or the staff, acting pursuant to
delegated
authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

?	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

?	the company may not assert staff comments and the declaration of
effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Jenn Do at (202) 551-3743 or in her absence, Nate Cheney at (202) 551-3714 if you have questions regarding comments on the financial statements and related matters. Please contact Brigitte Lippmann at (202) 551-3713 or in her absence, Chris Edwards at (202) 551-3742 or me at (202) 551-3760 with any other questions.

Sincerely,



Pamela A. Long
Assistant Director

cc:	Brian McDonald, Esq.
	5781 Cranley Drive
	West Vancouver, British Columbia
	Canada V7W 1T1
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Gerald W. Williams
The Cavalier Group
October 26, 2005
Page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

         DIVISION OF
CORPORATION FINANCE